

Mail Stop 3561

April 22, 2016

Robert T. Halpin
Senior Vice President and Chief Financial Officer
Crestwood Midstream Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re:** **Crestwood Midstream Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 12, 2016**
> **File No. 333-210000**

Dear Mr. Halpin:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to our prior comments are to comments in our April 6, 2016 letter.

General

1.   We note your response to comment 2 and your statement that "the Company is required to file reports in accordance with Section 15(d) of the Exchange Act." Please tell us how you concluded at the time of filing the registration statement that the Company had been subject to the requirements of Section 15(d) of the Exchange Act for the twelve calendar months immediately preceding the filing of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gillian A. Hobson, Esq.
        Vinson & Elkins LLP